MANORHAVEN CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-50911

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING <u>01/01/17</u> AND ENDING <u>12/31/17</u>
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Manorhaven Capital LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

_____
FIRM I.D. NO.

120 Wall Street, 25th Floor
(No. and Street)

New York   NY   10005
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gennaro John Fulvio (212) 490-3113

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella, CPA PC

(Name – *if individual, state last, first, middle name*)

278 Route 34   Matawan   NJ   07747
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Zachary Marans _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Manorhaven Capital LLC _____ , as
of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



```
BRYAN S. DIXON
Notary Public, State of New York
Registration #02DI6309073
Qualified In Richmond County
Commission Expires 08 / 04 / 2018
```

Signature

President & CEO

Title



Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Manorhaven Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Manorhaven Capital LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Manorhaven Capital LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Manorhaven Capital LLC's management. Our responsibility is to express an opinion on Manorhaven Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Manorhaven Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as Manorhaven Capital LLC's auditor since 2017.
Matawan, NJ
February 14, 2018

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

MANORHAVEN CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	1,398,488
Deposits with clearing broker		125,000
Receivable from clearing broker		22,993
Other assets		14,155
TOTAL ASSETS	$	1,560,636

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued expenses and other liabilities	$	111,288
MEMBER'S EQUITY		1,449,348
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,560,636

The accompanying notes are an integral part of this statement

1. ORGANIZATION AND NATURE OF BUSINESS

Manorhaven Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a Delaware Limited Liability Company on March 4, 1998 and became a broker-dealer on May 22, 1998. The Company is a wholly-owned subsidiary of Coincross LLC (the "Parent" and sole "Member").

The Company engages in investment banking services including mergers and acquisitions, financial advisory, and debt and equity private placements. The Company is also engaged in broker-dealer business that operates on a fully disclosed basis through its clearing broker RBC Capital Markets LLC.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Investment banking activity retainers are recognized as revenue when billed and advisory fees are recognized when the transactions close and the fees have been earned.

Commission income and related clearing expenses are recorded on a trade date basis.

Accounts Receivable

Accounts receivable from the clearing broker are stated at the settlement amount at the end of each month and management expects to collect the amount at year end in full. There were no advisory fees receivable at the year end.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions Payable

Commissions payable represents amounts due to the Company's independent contractors and registered representatives. These payables are due only upon collection of the outstanding receivable from the client.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Income taxes

The Company is a single member limited liability company that will be treated as a disregarded entity for income taxes purposes. Its income is included in the Parent's tax return, as such, there is no income tax provision required on these financial statements.

3. FAIR VALUE MEASUREMENT

The Company follows FASB ASC Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are for identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities with unadjusted quoted prices in active market which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

As of December 31, 2017, none of the assets and liabilities were required to be reported at fair value on a recurring basis. The carrying value of non-derivative financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable, approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions during the year ended December 31, 2017.

4. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has evaluated commitments and contingencies in the accordance with FASB ASC 440, *Commitments,* and FASB ASC 450, *Contingencies.* The Company occupies space in New York City under a lease expiring July 31, 2019. Future minimum lease payments for the year ending December 31 are as follows:

Year Ended December 31	
2018	$ 42,000
2019	24,500
	$ 66,500

There is also a commitment with the parent company on certain overhead costs.

The Company had no contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2017 or the year then ended.

5. CONCENTRATION OF CREDIT RISK FOR CASH

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

6. GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,435,193 which exceeded the minimum requirement of $50,000 by $1,385,193. The Company's ratio of aggregate indebtedness to net capital ratio was 0.08 to 1.

8. RELATED PARTY TRANSACTIONS

In January 2016, the Company entered into an expense sharing agreement with its Parent. Under this agreement, rent and occupancy expense was $3,750 per month, administrative equipment and information technology was $500 per month, and designated expenses were $750 per month.

In August 2017, the Company began to pay rent directly to the landlord and entered into a new expense sharing agreement with the parent company, which did not include the rent. The total amount paid in 2017 to the related party per the agreement was $41,250.

9. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 14, 2018, the date its financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.